Exhibit 2

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”) discloses to its shareholders and the market in general that, after having obtained the required approval by the Brazilian telecommunications regulator (Agência Nacional de Telecomunicações - Anatel), it concluded, on November 26, 2013, together with its subsidiary Telemar Norte Leste S.A. (“Telemar” and, in conjunction with Oi, the “Assignors”) the transaction announced by the Material Fact disclosed on July 15, 2013 with respect to the assignment of the right of commercial exploitation and use of 2,113 telecommunications towers and the respective areas where they are located (the “Areas”) to SBA Torres Brasil Ltda. (the “Assignee”) in return for the total amount of R$686,725,000.00, without the transfer, directly or indirectly, of ownership of the such telecommunications towers and Areas (the “Transaction”).

The conclusion of this Transaction reinforces and improves the financial flexibility of the Company, allowing Oi to extend its debt maturities, reduce financing costs and strengthen its liquidity. In addition, the Transaction will bring as direct benefits to the Company the optimization of resources and transference of operations and maintenance costs of the assets to the Assignee, while ensuring the continuity of services provided in connection with the Fixed-Line Telephony Service (STFC) concession, to the extent that the transaction also includes the leasing of space in such telecommunications towers and Areas by the Assignee for the benefit of the Assignors and their subsidiaries, directly or indirectly, through long-term contracts.

This notice is made by Oi in compliance with art. 157, § 4, of Law No. 6,404/76 and in accordance with CVM Instruction No. 358/02

Rio de Janeiro, November 29, 2013.

Bayard De Paoli Gontijo

Investor Relations Officer

Oi S.A.